Filed Pursuant to Rule 433

Registration Statement No. 333-223208

Strategic Accelerated Redemption Securities®

Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately six years, if not called
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Starting Value
Observation Level	The closing level of the Index on any Observation Date
Observation Dates	Approximately one, two, three, four, five and six years after the pricing date
Call Level	100% of the Starting Value
Call Premium

[$10.85 to $10.95] if called on the first Observation Date, [$11.70 to $11.90] if called on the second Observation Date, [$12.55 to $12.85] if called on the third Observation Date, [$13.40 to $13.80] if called on the fourth Observation Date, [$14.25 to $14.75] if called on the fifth Observation Date and [$15.10 to $15.70] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity	1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Observation Level on the Observation Date will be equal to or greater than the Starting value and, in that case, accept an early exit from the investment, and are willing to accept that their return on their investment, if any, will be capped at the Call Premium, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420419001047/tv510564_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return, if any, is limited to the Call Premium and may be less than a comparable investment directly in the stocks included in the Market Measure.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.